Exhibit 99.1

PLYMOUTH ROCK ANNOUNCES CLOSING OF FIRST TRANCHE OF NON-BROKERED PRIVATE PLACEMENT FINANCING

Vancouver, B.C. – July 24, 2023 – Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) (“Plymouth Rock”, “PRT”, or the “Company”), a drone management and automation company, today announced it has completed a first tranche its previously announced non-brokered private placement by the issuance of 9,907,000 units (the “Units”) at a price of $0.06 per Unit for aggregate gross proceeds of $594,420.00 (the “Offering”). Each Unit is comprised of one (1) common share and one (1) common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for five (5) years from closing of the Offering.

Finders’ fees in the aggregate of $59,442.00 and 990,700 finders’ b-warrants were paid on a portion of the Offering. Each finder’s b-warrant entitles the holder to purchase one additional common share at a price of $0.10 for five (5) years from closing of the Offering.

The Units, common shares, share purchase warrants, finders’ b-warrants and shares issued upon exercise of the share purchase warrants and / or the finders’ b-warrants are subject to a four month hold period, expiring November 25, 2023.

The net proceeds of the private placement will be used for working capital and business development.

About Plymouth Rock Technologies Inc.

Plymouth Rock Technologies (PRT) is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.plyrotech.ca

ON BEHALF OF THE PRT BOARD OF DIRECTORS & PROTEGIMUS PROTECTION

Philip Lancaster, President and CEO

Plymouth Rock Technologies Inc.

info@plyrotech.ca

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.